EXHIBIT 99.1

Brookfield Acknowledges Result of the Origin Energy Shareholder Vote

SYDNEY, Australia, and TORONTO, Dec. 04, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management (NYSE: BAM, TSX: BAM), together with its listed affiliate Brookfield Renewable Partners (NYSE: BEP, BEPC; TSX BEP.UN, BEPC), acknowledges the announcement today by Origin Energy Limited (“Origin”) (ASX: ORG) of the result of Origin’s shareholder vote in respect of the previously announced Scheme of Arrangement with Brookfield, its institutional investors, and EIG. Origin’s shareholders voted 69% in favor of the transaction, which was short of the required 75% approval level required.

In light of the result of the vote, Brookfield will evaluate its next steps, if any, with respect to Origin, given the strong level of Origin shareholder support for its proposal and taking into account the potential impact to Origin of the Australian Government’s recently announced proposed expansion to its Capacity Investment Scheme and National Energy Transformation Partnership.

“We are seeing plentiful opportunities to deploy capital at or above our target returns, as demand for clean power from corporations continues to accelerate and access to capital is becoming increasingly scarce for some market participants. We remain confident that we will deploy at least $7 to $8 billion of equity capital into growth over the next five years, consistent with our targets,” said Connor Teskey, CEO Brookfield Renewable. “Specifically, our plan to accelerate the transition of Origin has generated significant interest from similar businesses around the world, who are seeking a capital and operating partner to enhance the value of their businesses by accelerating their transition.”

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 31,800 megawatts of installed capacity and a development pipeline of approximately 143,400 megawatts of renewable power assets, 14 million metric tonnes per annum ("MMTPA") of carbon capture and storage, 2 million tons of recycled material and 4 million metric million British thermal units of renewable natural gas production annually. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $850 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 7398 909 278	416-649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Catherine Woods (Brookfield Asia Pacific)
Senior Vice President – Communications
+61 477 320 333
catherine.woods@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “believes” and “may” or variations of such words and phrases and include statements regarding potential future purchases by Brookfield Renewable. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Renewable with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Renewable’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.